## Statement of Comprehensive Income for three months ended,

(As per IFRS)

*In ₹ crore, except share data*

| Particulars | Mar 31, | | Growth (%) | Dec 31, 2011 | Growth % Q4 12 over Q3 12 |
|---|---|---|---|---|---|
| | 2012 | 2011 | | | |
| Revenues | **8,852** | **7,250** | **22.1** | **9,298** | **(4.8)** |
| Cost of sales | 5,199 | 4,234 | 22.8 | 5,288 | (1.7) |
| **Gross Profit** | **3,653** | **3,016** | **21.1** | **4,010** | **(8.9)** |
| Operating Expenses: | | | | | |
| *Selling and marketing expenses* | 452 | 400 | 13.0 | 451 | 0.2 |
| *Administration expenses* | 554 | 514 | 7.8 | 660 | (16.1) |
| **Total Operating Expenses** | **1,006** | **914** | **10.1** | **1,111** | **(9.5)** |
| **Operating Profit** | **2,647** | **2,102** | **25.9** | **2,899** | **(8.7)** |
| Other Income, net | 652 | 415 | 57.1 | 422 | 54.5 |
| **Profit before income taxes** | **3,299** | **2,517** | **31.1** | **3,321** | **(0.7)** |
| Income tax expense | 983 | 699 | 40.6 | 949 | 3.6 |
| **Net Profit** | **2,316** | **1,818** | **27.4** | **2,372** | **(2.4)** |
| Earnings per equity share | | | | | |
| **Basic (₹)** | **40.54** | **31.82** | **27.4** | **41.51** | **(2.3)** |
| **Diluted (₹)** | **40.54** | **31.82** | **27.4** | **41.51** | **(2.3)** |

## Statement of Comprehensive Income for Year ended,

(As per IFRS)

*In ₹ crore, except share data*

| Particulars | Mar 31, | | Growth (%) |
|---|---|---|---|
| | 2012 | 2011 | |
| Revenues | **33,734** | **27,501** | **22.7** |
| Cost of sales | 19,808 | 15,916 | 24.5 |
| **Gross Profit** | **13,926** | **11,585** | **20.2** |
| Operating Expenses: | | | |
| *Selling and marketing expenses* | 1,757 | 1,512 | 16.2 |
| *Administration expenses* | 2,390 | 1,971 | 21.3 |
| **Total Operating Expenses** | **4,147** | **3,483** | **19.1** |
| **Operating Profit** | **9,779** | **8,102** | **20.7** |
| Other Income, net | 1,904 | 1211 | 57.2 |
| **Profit before income taxes** | **11,683** | **9,313** | **25.4** |
| Income tax expense | 3,367 | 2,490 | 35.2 |
| **Net Profit** | **8,316** | **6,823** | **21.9** |
| Earnings per equity share | | | |
| **Basic (₹)** | **145.55** | **119.45** | **21.9** |
| **Diluted (₹)** | **145.54** | **119.41** | **21.9** |

## Statement of Comprehensive Income for three months ended,

(As per IFRS)

*US Dollars in million except share data*

| Particulars | Mar 31, | | Growth (%) | Dec 31, 2011 | Growth % Q4 12 over Q3 12 |
|---|---|---|---|---|---|
| | 2012 | 2011 | | | |
| Revenues | **1,771** | **1,602** | **10.5** | **1,806** | **(1.9)** |
| Cost of sales | 1,041 | 936 | 11.2 | 1,030 | 1.1 |
| **Gross Profit** | **730** | **666** | **9.6** | **776** | **(5.9)** |
| Operating Expenses: | | | | | |
| *Selling and marketing expenses* | 91 | 88 | 3.4 | 88 | 3.4 |
| *Administration expenses* | 111 | 114 | (2.6) | 128 | (13.3) |
| **Total Operating Expenses** | **202** | **202** | **0.0** | **216** | **(6.5)** |
| **Operating Profit** | **528** | **464** | **13.8** | **560** | **(5.7)** |
| Other Income, net | 131 | 92 | 42.4 | 82 | 59.8 |
| **Profit before income taxes** | **659** | **556** | **18.5** | **642** | **2.6** |
| Income tax expense | 196 | 154 | 27.3 | 184 | 6.5 |
| **Net Profit** | **463** | **402** | **15.2** | **458** | **1.1** |
| Earnings per equity share | | | | | |
| **Basic ($)** | **0.81** | **0.70** | **15.7** | **0.80** | **1.3** |
| **Diluted ($)** | **0.81** | **0.70** | **15.7** | **0.80** | **1.3** |

## Statement of Comprehensive Income for Year ended,

(As per IFRS)

*US Dollars in million except share data*

| Particulars | Mar 31, | | Growth (%) |
|---|---|---|---|
| | 2012 | 2011 | |
| Revenues | **6,994** | **6,041** | **15.8** |
| Cost of sales | 4,118 | 3,497 | 17.8 |
| **Gross Profit** | **2,876** | **2,544** | **13.1** |
| Operating Expenses: | | | |
| *Selling and marketing expenses* | 366 | 332 | 10.2 |
| *Administration expenses* | 497 | 433 | 14.8 |
| **Total Operating Expenses** | **863** | **765** | **12.8** |
| **Operating Profit** | **2,013** | **1,779** | **13.2** |
| Other Income, net | 397 | 267 | 48.7 |
| **Profit before income taxes** | **2,410** | **2,046** | **17.8** |
| Income tax expense | 694 | 547 | 26.9 |
| **Net Profit** | **1,716** | **1,499** | **14.5** |
| Earnings per equity share | | | |
| **Basic ($)** | **3.00** | **2.62** | **14.5** |
| **Diluted ($)** | **3.00** | **2.62** | **14.5** |

## Revenue by Geographical Segment

(in %)

| | Quarter ended | | | Year Ended | |
|---|---|---|---|---|---|
| | Mar 31, 2012 | Dec 31, 2011 | Mar 31, 2011 | Mar 31, 2012 | Mar 31, 2011 |
| North America | 62.4 | 63.7 | 63.7 | 63.9 | 65.3 |
| Europe | 23.1 | 22.6 | 22.1 | 21.9 | 21.5 |
| India | 2.0 | 2.1 | 2.7 | 2.2 | 2.2 |
| Rest of the world | 12.5 | 11.6 | 11.5 | 12.0 | 11.0 |
| **Total** | **100.0** | **100.0** | **100.0** | **100.0** | **100.0** |

## Revenue by Service Offering

(in %)

| | Quarter ended | | | Year Ended | |
|---|---|---|---|---|---|
| | Mar 31, 2012 | Dec 31, 2011 | Mar 31, 2011 | Mar 31, 2012 | Mar 31, 2011 |
| **Business IT Services** | **62.7** | **63.5** | **61.9** | **63.0** | **62.8** |
| *Application Development* | *16.9* | *17.1* | *16.1* | *16.8* | 16.0 |
| *Application Maintenance* | *20.9* | *21.8* | *22.0* | *21.6* | 22.9 |
| *Infrastructure Management Services* | *6.2* | *6.1* | *6.1* | *6.0* | 6.3 |
| *Testing Services* | *7.8* | *7.9* | *7.3* | *7.9* | 7.5 |
| *Product Engineering Services* | *3.4* | *3.6* | *2.4* | *3.4* | 2.4 |
| *Business Process Management* | *4.8* | *4.4* | *4.9* | *4.6* | 4.9 |
| *Others* | *2.7* | *2.7* | *3.0* | *2.7* | 2.8 |
| **Consulting, Package Implementation & Others** | **31.1** | **30.6** | **31.7** | **31.2** | **31.2** |
| **Products, Platforms and Solutions** | ***6.2*** | ***5.9*** | ***6.4*** | ***5.8*** | **6.0** |
| *Products* | *4.4* | *4.8* | *5.4* | *4.6* | 4.9 |
| *BPM Platform** | *1.4* | *0.8* | *0.7* | *0.9* | 0.7 |
| *Others* | *0.4* | *0.3* | *0.3* | *0.3* | 0.4 |
| **Total** | **100.0** | **100.0** | **100.0** | **100.0** | **100.0** |

** Earlier shown under Business IT Services*

## Revenue by Project Type *

(in %)

| | Quarter ended | | | Year Ended | |
|---|---|---|---|---|---|
| | Mar 31, 2012 | Dec 31, 2011 | Mar 31, 2011 | Mar 31, 2012 | Mar 31, 2011 |
| Fixed Price | 39.4 | 40.9 | 41.0 | 39.3 | 40.3 |
| Time & Materials | 60.6 | 59.1 | 59.0 | 60.7 | 59.7 |
| **Total** | **100.0** | **100.0** | **100.0** | **100.0** | **100.0** |

** Excluding products*

## Revenue by Industry

(in %)

| | Quarter ended | | | Year Ended | |
|---|---|---|---|---|---|
| | Mar 31, 2012 | Dec 31, 2011 | Mar 31, 2011 | Mar 31, 2012 | Mar 31, 2011 |
| **Insurance, Banking & Financial Services** | **34.3** | **35.3** | **35.7** | **35.1** | **35.9** |
| *Banking & financial services* | *27.4* | *27.9* | *28.5* | *27.9* | *27.8* |
| *Insurance* | *6.9* | *7.4* | *7.2* | *7.2* | *8.1* |
| **Manufacturing** | **21.3** | **20.4** | **20.4** | **20.5** | **19.6** |
| **Retail & Life Sciences** | **22.9** | **23.1** | **21.5** | **23.0** | **20.5** |
| *Retail & CPG* | *15.8* | *15.2* | *14.5* | *15.7* | *14.2* |
| *Transport & Logistics* | *1.6* | *2.0* | *2.1* | *1.8* | *1.9* |
| *Life Sciences** | *3.9* | *4.1* | *3.7* | *3.9* | *3.5* |
| *Healthcare** | *1.6* | *1.8* | *1.1* | *1.6* | *1.0* |
| **Energy, Utilities, Communications & Services** | **21.5** | **21.2** | **22.4** | **21.4** | **24.0** |
| *Energy & Utilities* | *6.1* | *6.0* | *5.8* | *5.9* | *6.1* |
| *Telecom* | *10.1* | *9.8* | *11.9* | *10.2* | *12.9* |
| *Others** | *5.3* | *5.4* | *4.8* | *5.3* | *5.0* |
| **Total** | **100.0** | **100.0** | **100.0** | **100.0** | **100.0** |

* Reported under "services" and "others" in fiscal year 2011.

## Client Data

| | Quarter ended | | | Year ended | |
|---|---|---|---|---|---|
| | Mar 31, 2012 | Dec 31, 2011 | Mar 31, 2011 | Mar 31, 2012 | Mar 31, 2011 |
| Number of Clients | | | | | |
| Active | 694 | 665 | 620 | 694 | 620 |
| Added during the period (gross) | 52 | 49 | 34 | 172 | 139 |
| Number of million dollar clients* | | | | | |
| 1 Million dollar + | 399 | 391 | 366 | 399 | 366 |
| 5 Million dollar + | 190 | 193 | 187 | 190 | 187 |
| 10 Million dollar + | 132 | 134 | 126 | 132 | 126 |
| 20 Million dollar + | 79 | 80 | 73 | 79 | 73 |
| 30 Million dollar + | 64 | 61 | 53 | 64 | 53 |
| 40 Million dollar + | 50 | 48 | 41 | 50 | 41 |
| 50 Million dollar + | 40 | 39 | 28 | 40 | 28 |
| 60 Million dollar + | 28 | 27 | 24 | 28 | 24 |
| 70 Million dollar + | 23 | 23 | 19 | 23 | 19 |
| 80 Million dollar + | 17 | 17 | 15 | 17 | 15 |
| 90 Million dollar + | 16 | 16 | 11 | 16 | 11 |
| 100 Million dollar + | 13 | 13 | 11 | 13 | 11 |
| 200 Million dollar + | 2 | 2 | 2 | 2 | 2 |
| 300 Million dollar + | 1 | 1 | – | 1 | – |
| Client contribution to revenue | | | | | |
| Top client | 4.1% | 4.1% | 4.7% | 4.3% | 4.7% |
| Top 5 clients | 15.4% | 15.0% | 15.4% | 15.5% | 15.4% |
| Top 10 clients | 24.4% | 24.5% | 24.9% | 24.6% | 25.7% |
| Repeat business | 96.0% | 97.4% | 97.0% | 97.8% | 98.0% |
| Account receivables-LTM(in days) | 60 | 61 | 63 | 60 | 63 |

**LTM (Last twelve months) Revenues*

## Effort and Utilization

(in %)

| | Quarter ended | | | Year Ended | |
|---|---|---|---|---|---|
| | Mar 31, 2012 | Dec 31, 2011 | Mar 31, 2011 | Mar 31, 2012 | Mar 31, 2011 |
| **Effort** | | | | | |
| Onsite | 24.6 | 24.8 | 24.6 | 25.0 | 24.2 |
| Offshore | 75.4 | 75.2 | 75.4 | 75.0 | 75.8 |
| **Revenue** | | | | | |
| Onsite | 49.6 | 49.5 | 49.3 | 49.9 | 49.2 |
| Offshore | 50.4 | 50.5 | 50.7 | 50.1 | 50.8 |
| **Utilization** | | | | | |
| Including trainees | 67.2 | 69.9 | 68.4 | 69.2 | 72.0 |
| Excluding trainees | 73.0 | 77.4 | 75.2 | 75.6 | 78.9 |

## Person Months Data

| | Quarter ended | | | Year Ended | |
|---|---|---|---|---|---|
| | Mar 31, 2012 | Dec 31, 2011 | Mar 31, 2011 | Mar 31, 2012 | Mar 31, 2011 |
| Billed – Onsite | 69,460 | 70,365 | 63,060 | 276,450 | 241,234 |
| – Offshore | 213,078 | 213,756 | 192,869 | 830,022 | 757,191 |
| **TOTAL** | **282,538** | **284,121** | **255,929** | **1,106,473** | **998,425** |
| Non Billable | 104,759 | 83,073 | 84,381 | 357,646 | 267,200 |
| Trainee | 33,238 | 39,375 | 34,123 | 135,367 | 121,843 |
| Sales & Support | 23,826 | 22,984 | 20,883 | 92,369 | 78,493 |
| **TOTAL** | **444,361** | **429,553** | **395,316** | **1,691,855** | **1,465,961** |

## Consolidated IT Services

| | Quarter ended | | | | | | Year Ended | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Mar 31, 2012 | Sequential growth % | Dec 31, 2011 | Sequential growth % | Mar 31, 2011 | Sequential growth % | Mar 31, 2012 | Year on Year growth % | Mar 31, 2011 | Year on Year growth % |
| **Effort - (Person months)** | | | | | | | | | | |
| Onsite | 66,484 | (2.1) | 67,917 | 1.4 | 59,891 | (0.2) | 265,380 | 14.8 | 231,162 | 25.3 |
| Offshore | 155,021 | (1.2) | 156,956 | 3.8 | 140,853 | (2.0) | 607,857 | 9.5 | 555,015 | 22.6 |
| **Total** | **221,505** | **(1.5)** | **224,873** | **3.1** | **200,744** | **(1.4)** | **873,237** | **11.1** | **786,177** | **23.4** |
| | | | | | | | | | | |
| **Revenue – ($ million)** | | | | | | | | | | |
| Onsite | 856.04 | (2.3) | 876.23 | 2.8 | 768.00 | 0.6 | 3,411.97 | 17.3 | 2,908.78 | 32.0 |
| Offshore | 726.67 | (2.8) | 747.91 | 3.2 | 658.84 | 1.6 | 2,872.93 | 15.1 | 2,496.16 | 18.7 |
| **Total** | **1,582.71** | **(2.6)** | **1,624.14** | **3.0** | **1,426.84** | **1.0** | **6,284.90** | **16.3** | **5,404.94** | **25.5** |

## Employee Metrics

(Nos.)

| | Quarter ended | | | Year ended | |
|---|---|---|---|---|---|
| | Mar 31, 2012 | Dec 31, 2011 | Mar 31, 2011 | Mar 31, 2012 | Mar 31, 2011 |
| Total employees | 1,49,994 | 1,45,088 | 1,30,820 | 1,49,994 | 1,30,820 |
| S/W professionals | 1,41,788 | 1,37,174 | 1,23,811 | 1,41,788 | 1,23,811 |
| *Billable* | 1,24,953 | 1,16,157 | 109,026 | 1,24,953 | 1,09,026 |
| *Banking product group* | 8,139 | 8,086 | 6,220 | 8,139 | 6,220 |
| *Trainees* | 8,696 | 12,931 | 8,565 | 8,696 | 8,565 |
| Sales & Support | 8,206 | 7,914 | 7,009 | 8,206 | 7,009 |
| Gross addition | 10,676 | 9,655 | 8,930 | 45,605 | 43,120 |
| *Of which lateral addition* | 4,727 | 3,863 | 3,591 | 14,966 | 15,883 |
| Attrition | 5,770 | 6,389 | 5,889 | 26,431 | 26,096 |
| Net addition | 4,906 | 3,266 | 3,041 | 19,174 | 17,024 |
| Attrition % (LTM)* | 14.7% | 15.4% | 17.0% | 14.7% | 17.0% |

** Excluding subsidiaries*

## Employee Metrics – Subsidiaries

(Nos.)

| | Quarter ended | | | Year ended | |
|---|---|---|---|---|---|
| | Mar 31, 2012 | Dec 31, 2011 | Mar 31, 2011 | Mar 31, 2012 | Mar 31, 2011 |
| Infosys BPO Limited – consolidated | 20,523 | 19,425 | 18,113 | 20,523 | 18,113 |
| Infosys Technologies (Australia) Pty. Ltd. | 674 | 652 | 514 | 674 | 514 |
| Infosys Technologies (China) Company Ltd. | 3,092 | 3,233 | 2,765 | 3,092 | 2,765 |
| Infosys Consulting, Inc. – consolidated * | - | - | 712 | - | 712 |
| Infosys Technologies, S.De R.L. De C. V., Mexico | 631 | 550 | 521 | 631 | 521 |
| Infosys Technologies (Sweden) AB | 11 | 12 | 13 | 11 | 13 |
| Infosys Tecnologia DO Brasil LTDA | 210 | 190 | 173 | 210 | 173 |
| Infosys Public Services Inc. | 33 | 28 | - | 33 | - |
| Infosys Technologies (Shanghai) Company Ltd. | 31 | 25 | - | 31 | - |

** During Q3 2012, the employees of Infosys Consulting Inc., had moved into Infosys Limited as part of the merger process.*

## Infrastructure (as on March 31, 2012)

| | Completed | | Work in progress | | Land acquired during the Year (acres) |
|---|---|---|---|---|---|
| | Built-up area (Sq. Ft.) | No. of seats | Built-up area (Sq. Ft.) | No. of seats | |
| Bangalore | 42,94,728 | 28,905 | 1,02,605 | 1,050 | 17.18 |
| Bhubaneswar | 8,79,721 | 4,018 | - | - | 50.92 |
| Chandigarh | 12,26,033 | 6,089 | - | - | - |
| Chennai | 33,72,206 | 22,217 | 6,15,958 | 3,400 | - |
| Gurgaon | 1,01,083 | 1,148 | 162,069 | 1,250 | - |
| Hyderabad | 25,14,689 | 14,967 | 23,98,800 | 10,750 | - |
| Jaipur | 4,52,139 | 4,337 | - | - | - |
| Mangalore | 9,50,072 | 4,682 | 3,83,897 | 2,500 | 30.47 |
| Mysore (including ILI)* | 89,33,983 | 8,619 | 21,11,425 | 7,750 | - |
| Pune | 49,57,702 | 28,365 | 9,51,987 | 9,600 | - |
| Thiruvananthapuram | 6,18,201 | 5,106 | 11,71,000 | 3,650 | - |
| Nagpur | - | - | - | - | 142.18 |
| Indore | - | - | - | - | 130.08 |
| Global Centers | 10,32,579 | 10,878 | - | - | - |
| **Total** | **2,93,33,136** | **1,39,331** | **78,97,741** | **39,950** | **370.82** |

**Infosys Leadership Institute*

## Subsidiaries Performance – Standalone financial statements

(US $ Mn)

| Subsidiaries | Quarter ended | | | | Year ended | | | |
|---|---|---|---|---|---|---|---|---|
| | Mar 31, 2012 | | Mar 31, 2011 | | Mar 31, 2012 | | Mar 31, 2011 | |
| | Revenue | Net Income | Revenue | Net Income | Revenue | Net Income | Revenue | Net Income |
| Infosys BPO Limited – consolidated | 104.25 | 24.33 | 81.68 | 14.16 | 365.97 | 61.89 | 323.06 | 43.16 |
| Infosys Technologies (Australia) Pty. Limited | 79.63 | 4.74 | 57.87 | 2.50 | 308.34 | 25.67 | 216.30 | 18.34 |
| Infosys Consulting, Inc. – consolidated * | 0.17 | 0.22 | 47.05 | 1.49 | 89.57 | 0.87 | 186.39 | 17.67 |
| Infosys Technologies (China) Company Limited | 25.98 | (1.07) | 22.07 | 1.69 | 102.09 | (2.49) | 78.98 | 8.73 |
| Infosys Technologies, S.de R.L. de C V., Mexico | 7.21 | 0.52 | 5.67 | 0.02 | 25.84 | 2.04 | 21.75 | (0.20) |
| Infosys Technologies (Sweden) AB | 0.48 | (0.02) | 0.57 | 0.06 | 2.12 | (0.01) | 2.49 | 0.13 |
| Infosys Tecnologia DO Brasil LTDA | 3.85 | (0.83) | 5.07 | 0.93 | 14.34 | (3.56) | 11.23 | (1.86) |
| Infosys Public Services Inc. | 29.08 | 0.45 | – | (0.29) | 38.92 | (0.84) | – | (0.31) |
| Infosys Technologies (Shanghai) Co Ltd | 0.03 | (0.34) | – | (0.01) | 0.03 | (1.05) | – | (0.01) |

** During Q3 2012, the operations of Infosys Consulting Inc., had moved into Infosys Limited as part of the merger process*

## Rupee Dollar Rate ( ₹ )

| | Quarter ended | | | Year ended | |
|---|---|---|---|---|---|
| | Mar 31, 2012 | Dec 31, 2011 | Mar 31, 2011 | Mar 31, 2012 | Mar 31, 2011 |
| **Period closing rate** | 50.88 | 53.11 | 44.60 | 50.88 | 44.60 |
| **Period average rate** | 49.96 | 51.37 | 45.25 | 48.10 | 45.54 |

## Performance as Against Guidance – IFRS

| For quarter ending Mar 31, 2012 | Guidance | Actual |
|---|---|---|
| Revenue (₹ crore) | 9,391 – 9,412 | 8,852 |
| Basic EPS (₹) | 42.12 | 40.54 |
| **For Fiscal Year 2012** | **Guidance** | **Actual** |
| Revenue (₹ crore) | 34,273 – 34,294 | 33,734 |
| Basic EPS (₹) | 147.13 | 145.55 |

## Performance as Against Guidance – IFRS

| For quarter ending Mar 31, 2012 | Guidance | Guidance restated for constant currency | Actual |
|---|---|---|---|
| Revenue (US $ million) | 1,806 - 1,810 | 1,819 - 1,823 | 1,771 |
| Basic EPS (US $) | 0.81 | | 0.81 |

| For Fiscal Year 2012 | Guidance | Actual |
|---|---|---|
| Revenue (US $ million) | 7,029 - 7,033 | 6,994 |
| Basic EPS (US $) | 3.00 | 3.00 |

***Currency rates for USD:***

| Currency | Rate assumed in guidance | Average rate for the quarter | Average rate for the year |
|---|---|---|---|
| GBP | 1.54 | 1.58 | 1.60 |
| EURO | 1.29 | 1.32 | 1.38 |
| AUD | 1.02 | 1.06 | 1.05 |

## Constant Currency Reporting

| Reported revenues | Q1 11 | Q2 11 | Q3 11 | Q4 11 | Q1 12 | Q2 12 | Q3 12 | Q4 12 |
|---|---|---|---|---|---|---|---|---|
| Revenue ($ mn) | 1,358 | 1,496 | 1,585 | 1,602 | 1,671 | 1,746 | 1,806 | 1,771 |
| Sequential growth % | 4.8 | 10.2 | 6.0 | 1.1 | 4.3 | 4.5 | 3.4 | (1.9) |
| YoY growth % | 21.0 | 29.6 | 28.7 | 23.6 | 23.0 | 16.7 | 13.9 | 10.5 |

| Constant currency – Q o Q | Q1 11 | Q2 11 | Q3 11 | Q4 11 | Q1 12 | Q2 12 | Q3 12 | Q4 12 |
|---|---|---|---|---|---|---|---|---|
| Revenue ($ mn) | 1,374 | 1,485 | 1,566 | 1,597 | 1,651 | 1,754 | 1,823 | 1,767 |
| Sequential growth (%) | 6.0 | 9.4 | 4.7 | 0.8 | 3.1 | 5.0 | 4.4 | (2.1) |

| Constant currency – Y o Y | Q1 11 | Q2 11 | Q3 11 | Q4 11 | Q1 12 | Q2 12 | Q3 12 | Q4 12 |
|---|---|---|---|---|---|---|---|---|
| Revenue ($ mn) | 1,354 | 1,501 | 1,588 | 1,585 | 1,615 | 1,707 | 1,803 | 1,771 |
| YoY growth (%) | 20.7 | 30.1 | 28.9 | 22.3 | 18.9 | 14.1 | 13.8 | 10.5 |

## Notes:

Basis of computation

1. Foreign exchange rates are as per FEDAI.
2. Average rates for major global currencies:

| Average rate of USD | Q1 11 | Q2 11 | Q3 11 | Q4 11 | FY 11 | Q1 12 | Q2 12 | Q3 12 | Q4 12 | FY 12 |
|---|---|---|---|---|---|---|---|---|---|---|
| AUD | 0.88 | 0.90 | 0.99 | 1.00 | 0.94 | 1.07 | 1.05 | 1.02 | 1.06 | 1.05 |
| EURO | 1.27 | 1.29 | 1.36 | 1.37 | 1.32 | 1.45 | 1.41 | 1.35 | 1.32 | 1.38 |
| GBP | 1.49 | 1.55 | 1.58 | 1.60 | 1.55 | 1.63 | 1.61 | 1.57 | 1.58 | 1.60 |

3. Proportion of revenues from major global currencies:

| Revenue by currency (%) | Q1 11 | Q2 11 | Q3 11 | Q4 11 | FY 11 | Q1 12 | Q2 12 | Q3 12 | Q4 12 | FY 12 |
|---|---|---|---|---|---|---|---|---|---|---|
| AUD | 5.7 | 6.5 | 6.7 | 7.0 | 6.5 | 7.5 | 7.4 | 7.1 | 8.2 | 7.6 |
| EURO | 6.0 | 6.7 | 7.3 | 7.4 | 6.9 | 7.5 | 6.7 | 8.2 | 8.3 | 7.7 |
| GBP | 6.8 | 7.0 | 7.4 | 7.4 | 7.2 | 6.4 | 6.9 | 6.7 | 7.1 | 6.8 |

## Q4 2012

### *Geographical segment – growth*

North America declined by 4.0% sequentially; and 4.1% in constant currency.

Europe grew by 0.2% sequentially; and 0.8% in constant currency.

Rest of the world grew by 5.2% sequentially; and 2.5% in constant currency.

### *Industry segment – growth*

FSI declined by 4.6% sequentially; and 5.0% in constant currency.

MFG grew by 2.2% sequentially; and 2.3% in constant currency.

RCL declined by 2.9% sequentially; and 2.9% in constant currency.

ECS declined by 0.3% sequentially; and 0.9% in constant currency.